February 2015 Pricing Sheet dated February 27, 2015 relating to Preliminary Terms No. 160 dated February 19, 2015 Registration Statement No. 333-200365 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Contingent Income Auto-Callable Securities Based on the Performance of the Common Stock of Apple Inc. due March 2, 2018, with Step-Up Redemption Threshold Level Feature
With the Coupon and Payment at Maturity Subject to the Performance of the Common Stock of Apple Inc.
Principal at Risk Securities
PRICING TERMS – FEBRUARY 27, 2015
Issuer:	Morgan Stanley
Underlying stock:	Apple Inc. common stock
Aggregate principal amount:	$15,170,910
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	February 27, 2015
Original issue date:	March 4, 2015 (3 business days after the pricing date)
Maturity date:	March 2, 2018
Early redemption:
If, on any of the first eleven determination dates, the determination closing price of the underlying stock is greater than or equal to the then-applicable redemption threshold level, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date.  No further payments will be made on the securities once they have been redeemed.

Redemption threshold levels:	Determination Dates: 1, 2, 3 and 4 5, 6, 7 and 8 9, 10 and 11
Applicable redemption threshold level:
$134.883, which is equal to 105% of the initial share price
$141.306, which is equal to 110% of the initial share price
$147.729, which is equal to 115% of the initial share price

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date.
Determination closing price:	The closing price of the underlying stock on any determination date other than the final determination date times the adjustment factor on such determination date
Contingent quarterly coupon:
•  If, on any determination date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly coupon at an annual rate of 11.00% (corresponding to approximately $0.275 per quarter per security) on the related contingent payment date.
•  If, on any determination date, the determination closing price or the final share price, as applicable, is less than the downside threshold level, no contingent quarterly coupon will be paid with respect to that determination date.

Determination dates:
May 27, 2015, August 27, 2015, November 27, 2015, February 29, 2016, May 27, 2016, August 29, 2016, November 28, 2016, February 27, 2017, May 30, 2017, August 28, 2017, November 27, 2017 and February 27, 2018, subject to postponement for non-trading days and certain market disruption events.  We also refer to February 27, 2018 as the final determination date.

Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final share price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date
• If the final share price is less than the downside threshold level:
(i) a number of shares of the underlying stock equal to the product of the exchange ratio and the adjustment factor, each as of the final determination date, or (ii) at our option, the cash value of such shares as of the final determination date

Exchange ratio:	0.07785, which is the stated principal amount divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold level:	$102.768, which is equal to 80% of the initial share price
Initial share price:	$128.46, which is equal to the closing price of the underlying stock on the pricing date
Final share price:	The closing price of the underlying stock on the final determination date times the adjustment factor on such date
CUSIP / ISIN:	61764V349 / US61764V3490
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.610 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$10.00	$0.20(1)	$9.75
$0.05(2)
Total	$15,170,910	$379,272.75	$14,791,637.25
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.20 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest”  in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.
(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 160 dated February 19, 2015
Product Supplement for Auto-Callable Securities dated November 19, 2014       Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.